Exhibit 2.3

SECOND AMENDMENT
TO
STOCK PURCHASE AGREEMENT

THIS SECOND AMENDMENT to Stock Purchase Agreement (the “Second Amendment”) made and entered into as of this 27th day of June 2003, by and between and EL PASO CGP COMPANY, a Delaware corporation, hereinafter referred to as “Seller”, and TRANSMONTAIGNE PRODUCT SERVICES INC., a Delaware corporation, hereinafter referred to as “Buyer”, both collectively referred to herein as the “Parties” and individually as a “Party.”

W I T N E S S E T H  T H A T:

WHEREAS, Seller and Buyer entered into a Stock Purchase Agreement dated January 13, 2003 (the “Original Agreement”);

WHEREAS, Seller and Buyer entered into the First Amendment to the Stock Purchase Agreement (the “First Amendment”) on February 28, 2003;

WHEREAS, Seller and Buyer desire to further amend the Original Agreement in certain respects;

NOW THEREFORE in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.               Unless otherwise defined herein, capitalized terms shall have the meaning ascribed thereto in the Original Agreement.

2.               Subparagraph (b) of Section 9.14 of the Original Agreement shall be amended by deleting the reference to “one hundred twenty (120) days” in the second and fourth sentences thereof and inserting in lieu thereof the phrase “two hundred forty (240) days”.

3.               Seller has agreed to assume liability for all insured incidents or claims which occurred and were known to Seller prior to February 28, 2003, including, but not limited to, those disclosed on the revised Supplement to Disclosure Schedule, Section 4.1(j), attached hereto and incorporated herein.

4.               Buyer has negotiated with Martin Gas Sales, Inc., Midstream Fuel Services, Inc., and Central Oil Company (collectively referred to as the “Martin Companies”) for the termination of three agreements originally include on the list of Assumed Contracts. As part of the termination process, Buyer and Martin Gas Sales, Inc. will enter into a direct agreement regarding terminal services and other matters. Section 4.1(b)(vi) of the Disclosure Schedule regarding Assumed Contracts shall be amended by deleting the three contracts with the Martin Companies. The revised Disclosure Schedule, Section 4.1(b)(vi) is attached hereto and incorporated herein.

5.               This Second Amendment shall be governed by and construed in accordance with the domestic laws of the state of Florida without giving effect to any choice or conflict of law provision or rule (whether of such state or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than such state.

6.               Except as modified and amended hereby, the remaining terms and provisions of the Original Agreement, as amended by the First Amendment, shall remain in full force and effect.  This Second Amendment and the terms and provisions hereof, as the same modify and amend the Original Agreement, as amended in the First Amendment, shall be effective as of the Closing Date.

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment as of the day and year first above written.

SELLER:

EL PASO CGP COMPANY,
a Delaware corporation

By:	/s/ D. Dwight Scott
Name:	D. Dwight Scott
Title:	Executive Vice President and CFO

BUYER:

TRANSMONTAIGNE PRODUCT SERVICES INC.,
a Delaware corporation

By:	/s/ William S. Dickey
Name:	William S. Dickey
Title:	President